82-2441

KELSO
TECHNOLOGIES
INCORPORATED

[redacted]LEASE

04010868

TSX-V:KLS

R IMMEDIATE RELEASE

SUPPL

NEW TIME BASED FORMULA FOR EXISTING ESCROW SHARES APPROVED

FRIDAY, MARCH 12, 2004, VANCOUVER, BC — Kelso Technologies Inc. (TSX-V:KLS) wishes to announce that the TSX Venture Exchange (the "Exchange") has approved a time based formula for the release of 750,000 previously issued escrow shares (the "Escrow Shares"). Shareholder approval was granted at the Company's 2004 annual general meeting.

Pursuant to the time based formula, 10% of the Escrow Shares will be issued 60 days following this news release and 7.5% of the balance will be issued every six months over a total of 6 years (commencing September 11, 2004).

These Escrow Shares have always been included in the Company's issued and outstanding share capital.

More information is available at the Company's website www.kelsotech.com. Our Investor Relations Dept. can be reached by telephone at 1-866-535-7685 (toll-free) or 1-604-878-7600 or by email to investor-relations@kelsotech.com.

"John L. Carswell"
John L. Carswell, Director

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 25 2004
181
WASH. D.C.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this Release

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com Email: investor-relations@kelsotech.com

Dlw 3/29

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V:KLS

FOR IMMEDIATE RELEASE

NEW TIME BASED FORMULA FOR EXISTING ESCROW SHARES APPROVED

FRIDAY, MARCH 12, 2004, VANCOUVER, BC — Kelso Technologies Inc. (TSX-V:KLS) wishes to announce that the TSX Venture Exchange (the "Exchange") has approved a time based formula for the release of 750,000 previously issued escrow shares (the "Escrow Shares"). Shareholder approval was granted at the Company's 2004 annual general meeting.

Pursuant to the time based formula, 10% of the Escrow Shares will be issued 60 days following this news release and 7.5% of the balance will be issued every six months over a total of 6 years (commencing September 11, 2004).

These Escrow Shares have always been included in the Company's issued and outstanding share capital.

More information is available at the Company's website www.kelsotech.com. Our Investor Relations Dept. can be reached by telephone at 1-866-535-7685 (toll-free) or 1-604-878-7600 or by email to investor-relations@kelsotech.com.

"John L. Carswell"
John L. Carswell, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Website: www.kelsotech.com Email: investor-relations@kelsotech.com

82-2441

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSX-V:KLS FOR IMMEDIATE RELEASE

KELSO'S JS SRV VALVE TECHNOLOGY NOW PATENT-PROTECTED IN TWENTY-ONE COUNTRIES FOR WORLDWIDE MANUFACTURING & SALES

MONDAY, MARCH 15, 2004, VANCOUVER, BC — Kelso Technologies (TSX-V:KLS) is pleased to announce that it has been awarded additional Patents for its pressure relief valve technology. The most recent added is Hong Kong which now brings the total number of countries in which Patents are held to 13.

The thirteen countries in which Kelso holds Patents are: Australia, Austria, Canada, Germany, Hong Kong, Italy, Mainland China, Netherlands, Federation of Russia, Spain, United Kingdom, United States and Viet Nam. Patents are pending in eight countries including: Indonesia, Japan, South Korea, India, Brazil, Mexico, Belgium and France.

These Patents play a significant part in Kelso's overall strategy for the worldwide rollout of its pressure relief valve technology. The Company has successfully achieved its goal of certification within the rail industry and will be seeking market opportunities in other countries and other industries including the petrochemical, pipeline, storage tanks, trucking, marine and air transportation industries.

Goldsmith Agio Helms, Kelso's investment banking firm, is in communication with various overseas corporations to possibly partner or financially assist Kelso in commercialization of its technology. As a result, Kelso is of the opinion that it is important to inform the public that Kelso is now patent protected worldwide in various countries in addition to Canada and the United States.

Kelso began the long and arduous process of filing for Patents in various countries in 1998. It is a costly procedure but one necessary to protect the Company's product and its shareholders as other markets and other industries are entered. It is the opinion of Kelso's Patent Attorneys that if the overall design of Kelso's JS SRV valves remain basically the same, then all the Patents should cover future valves, whether in rail or in other industries such as petrochemical, pipeline, storage tanks, trucking, marine and air transportation.

Since the Kelso valves are closer than ever to becoming commercialized, it is imperative that Kelso takes the necessary steps to ensure that its valves are properly protected. Besides protection, the Patents provide Kelso an opportunity to work with foreign companies that might become its manufacturer or a marketing and distribution center for the Kelso JS SRV product line of valves worldwide.

For further information regarding Kelso Technologies, please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"*Stephen L. Grossman*"
Stephen L. Grossman, President and CEO

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com

82-2441

KELSO TECHNOLOGIES INCORPORATED NEWS RELEASE

TSX-V:KLS FOR IMMEDIATE RELEASE

KELSO'S JS SRV VALVE TECHNOLOGY NOW PATENT-PROTECTED IN TWENTY-ONE COUNTRIES FOR WORLDWIDE MANUFACTURING & SALES

MONDAY, MARCH 15, 2004, VANCOUVER, BC — Kelso Technologies (TSX-V:KLS) is pleased to announce that it has been awarded additional Patents for its pressure relief valve technology. The most recent added is Hong Kong which now brings the total number of countries in which Patents are held to 13.

The thirteen countries in which Kelso holds Patents are: Australia, Austria, Canada, Germany, Hong Kong, Italy, Mainland China, Netherlands, Federation of Russia, Spain, United Kingdom, United States and Viet Nam. Patents are pending in eight countries including: Indonesia, Japan, South Korea, India, Brazil, Mexico, Belgium and France.

These Patents play a significant part in Kelso's overall strategy for the worldwide rollout of its pressure relief valve technology. The Company has successfully achieved its goal of certification within the rail industry and will be seeking market opportunities in other countries and other industries including the petrochemical, pipeline, storage tanks, trucking, marine and air transportation industries.

Goldsmith Agio Helms, Kelso's investment banking firm, is in communication with various overseas corporations to possibly partner or financially assist Kelso in commercialization of its technology. As a result, Kelso is of the opinion that it is important to inform the public that Kelso is now patent protected worldwide in various countries in addition to Canada and the United States.

Kelso began the long and arduous process of filing for Patents in various countries in 1998. It is a costly procedure but one necessary to protect the Company's product and its shareholders as other markets and other industries are entered. It is the opinion of Kelso's Patent Attorneys that if the overall design of Kelso's JS SRV valves remain basically the same, then all the Patents should cover future valves, whether in rail or in other industries such as petrochemical, pipeline, storage tanks, trucking, marine and air transportation.

Since the Kelso valves are closer than ever to becoming commercialized, it is imperative that Kelso takes the necessary steps to ensure that its valves are properly protected. Besides protection, the Patents provide Kelso an opportunity to work with foreign companies that might become its manufacturer or a marketing and distribution center for the Kelso JS SRV product line of valves worldwide.

For further information regarding Kelso Technologies, please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 or via email to investor-relations@kelsotech.com.

"Stephen L. Grossman"
Stephen L. Grossman, President and CEO

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: investor-relations@kelsotech.com Website: www.kelsotech.com